Exhibit 99.1

H World Group Limited Announces Proposed Public Offering of American Depositary Shares

SHANGHAI, China, Jan. 10, 2023 (GLOBE NEWSWIRE) -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a key player in the global hotel industry, today announced that it has commenced an underwritten public offering (the “Offering”) of US$260 million of American depositary shares of the Company (“ADSs”) in the United States, each representing ten ordinary shares of the Company. All ADSs will be offered by the Company. The underwriters are expected to have a 30-day option to purchase up to US$39 million of additional ADSs from the Company.

The Company plans to use the net proceeds from the Offering (i) to fund its growth strategies amid post-COVID reopening, including enhancing the competitiveness of its hotel portfolio and developing its regional-based operating paradigm; (ii) to invest in initiatives that support its long term success, including its technology infrastructure, supply chain ecosystem, distribution system that connects both individual guests and corporate clients, and environment, social and governance (ESG) efforts; and (iii) for working capital and general corporate purposes.

Goldman Sachs (Asia) L.L.C. and UBS Securities LLC are acting as joint underwriters for the Offering. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed.

The ADSs will be offered under the Company’s shelf registration statement on Form F-3ASR, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) and became automatically effective on January 10, 2023, and a preliminary prospectus supplement to be filed with the SEC on the same date. The registration statement on Form F-3ASR is, and the preliminary prospectus supplement will be, available at the SEC’s website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from: (i) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; and (ii) UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, U.S.A., by calling 1-888-827-7275 or by email at ol-prospectus-request@ubs.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy ADSs or any other securities, nor shall there be any sale of ADSs or any other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the SEC. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@hworld.com
http://ir.hworld.com